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SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-40705 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LTC Investment Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 17th Street, Suite 2100
(No. and Street)

| Denver | CO | 80202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brice J. Williams (303) 658-3734
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fortner, Bayens, Levkulich and Garrison, P.C.
(Name – *if individual, state last, first, middle name*)

| 1099 18th Street, Suite 2900 | Denver | CO | 80202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Brice J. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LTC Investment Services, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

# LTC INVESTMENT SERVICES, INC.

December 31, 2011

FORTNER, BAYENS, LEVKULICH
■
& GARRISON, P.C.

Certified Public Accountants | A Professional Corporation

# FINANCIAL STATEMENTS

# LTC INVESTMENT SERVICES, INC.

December 31, 2011

# LTC Investment Services, Inc.

Financial Statements as of and for the Year Ended December 31, 2011,
Supplemental Schedules as of December 31, 2011, Supplemental Report on
Internal Control and Independent Auditors' Report

## LTC INVESTMENT SERVICES, INC.

### TABLE OF CONTENTS

FORTNER, BAYENS, LEVKULICH
■
& GARRISON, P.C.

## INDEPENDENT AUDITORS' REPORT

Board of Directors
LTC Investment Services, Inc
Denver, Colorado

We have audited the accompanying statement of financial condition of LTC Investment Services, Inc. (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of LTC Investment Services, Inc at December 31, 2011, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Fortner, Bayens, Levkulich & Garrison, P.C.

Denver, Colorado
February 22, 2012



1099 18th Street • Suite 2900 • Denver, CO 80202-1929
303/296-6033 • FAX 303/296-8553
Certified Public Accountants • A Professional Corporation

## LTC INVESTMENT SERVICES, INC.

### STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2011

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 109,414 |
| Prepaid expenses and other assets | | 57,789 |
| Due from affiliates | | 500 |
| **TOTAL ASSETS** | **$** | **167,703** |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| LIABILITIES: | | |
| Accounts payable and accrued expenses | $ | 2,200 |
| Due to affiliates | | 15,755 |
| Total liabilities | | 17,955 |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, no par value, authorized 50,000 shares, issued and outstanding 25,000 shares | | 25,000 |
| Additional paid-in capital | | 145,323 |
| Accumulated deficit | | (20,575) |
| Total stockholder's equity | | 149,748 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | **$** | **167,703** |

See notes to financial statements.

## LTC INVESTMENT SERVICES, INC.

### STATEMENT OF OPERATIONS
### YEAR ENDED DECEMBER 31, 2011

| | | |
|---|---|---|
| REVENUE: | | |
| Commissions and fees | $ | 253,431 |
| Other | | 9,829 |
| Total revenue | | 263,260 |
| EXPENSES: | | |
| Salaries and related expenses | | 178,069 |
| Trading costs | | 93,121 |
| Consultant fees | | 12,899 |
| Occupancy and other | | 4,636 |
| Professional fees, dues, and subscriptions | | 9,453 |
| Total expenses | | 298,178 |
| NET LOSS | $ | (34,918) |

See notes to financial statements.

## LTC INVESTMENT SERVICES, INC.

### STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
### YEAR ENDED DECEMBER 31, 2011

| | Common Stock | | Additional Paid-In | Retained Earnings (Accumulated | Total Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit) | Equity |
| BALANCE - January 1, 2011 | 25,000 | $ 25,000 | $ 145,323 | $ 14,343 | $ 184,666 |
| Net Income | - | - | - | (34,918) | (34,918) |
| BALANCE - December 31, 2011 | 25,000 | $ 25,000 | $ 145,323 | $ (20,575) | $ 149,748 |

See notes to financial statements.

# LTC INVESTMENT SERVICES, INC.

## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2011

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ | (34,918) |
| Changes in assets and liabilities: | | |
| Accounts recievable - net | | 10,208 |
| Prepaid expenses and other assets | | (171) |
| Accounts payable and accrued expenses | | (3,300) |
| Due to and from affiliates | | 692 |
| Net cash used by operating activities | | (27,489) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | | (27,489) |
| CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR | | 136,903 |
| CASH AND CASH EQUIVALENTS - END OF YEAR | $ | 109,414 |

See notes to financial statements.

# LTC INVESTMENT SERVICES, INC.

## NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2011

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization** — LTC Investment Services, Inc. (the "Company") was incorporated under the laws of the State of Colorado on July 15, 1988, and is registered as a broker-dealer in that state. Through November 2009, the Company was a direct wholly owned subsidiary of Affinity Group, Inc. ("Affinity"). Affinity was a direct wholly owned subsidiary of Fiserv, Inc. On December 1, 2009, Affinity was sold to Robert Beriault Holdings, Inc. ("RBHI"). At the same time, Affinity transferred its ownership of the Company to RBHI and the Company was converted from a Subchapter C Corporation to a Subchapter S Corporation. The Company is a wholly owned subsidiary of RBHI. RBHI also owns Lincoln Trust Company ("LTC"), which is also considered a related party of the Company.

The Company is a fully disclosed broker/dealer and as such holds no customer funds or securities. All trades are transacted through clearing brokers.

**Cash and Cash Equivalents** — The Company considers all cash and investments in money market mutual funds to be cash and cash equivalents.

**Commissions** — Commission revenue and related expense are recorded on a trade date basis.

**Income Taxes** — The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company neither pays income taxes on its taxable income nor is allowed a net operating loss carry-over or carry-back as a deduction. Instead, the shareholders of the Company include their respective shares of the Company's consolidated taxable income or loss in their individual income tax returns. The Company files a consolidated income tax return with RBHI.

**Estimates** — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Basis of Presentation** — The financial statements include significant related party transactions. Given RBHI and LTC's level of involvement, these financial statements may not be indicative of the results of operations if the Company were a stand-alone entity.

**Subsequent Events** — The Company has evaluated subsequent events for recognition and disclosure through February 22, 2012, which is the date the financial statements were available to be issued.

### 2. RESTRICTED DEPOSIT

The Company has a Clearing Agent Agreement with a clearing broker/dealer which requires a deposit of $50,000. The entire deposit will be returned to the Company upon cancellation of the agreement. Interest earned on the deposit is received by the Company.

## 3. NET CAPITAL REQUIREMENTS

As a registered broker dealer the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had regulatory net capital of $146,576 which was $96,576 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1 at December 31, 2011.

## 4. RELATED-PARTY TRANSACTIONS

During 2011, the Company performed broker/dealer related services for Lincoln Trust Company. The Company earned $6,000 in revenue for the broker/dealer services and has a receivable for $500 from LTC at December 31, 2011.

At December 31, 2011, the Company had outstanding payables to LTC of $1,780 for invoices that were paid by LTC on behalf of the Company and $13,692 for payroll expenses.

Lincoln Trust Company also allocates a portion of office rent expense to the Company based upon the amount of space the Company occupies. LTC charged the Company $3,851 in 2011 under this arrangement, and the Company has rent payable to LTC of $334 at December 31, 2011.

## 5. EMPLOYEE BENEFITS

**Profit-Sharing and Savings Plan** — Employees participate in a two-part profit-sharing and savings plan. The plan covers substantially all employees with no service requirement. Contributions to the plan consist of the employee portion, and may include a matching employer amount, and a discretionary contribution which is tied to the profit performance of the Company. Employees with less than one year of service do not receive the employer match or the discretionary contribution. Expense attributable to the plan was $1,000 in 2011.

* * * * * *

## SUPPLEMENTAL SCHEDULES

## LTC INVESTMENT SERVICES, INC.

### COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011

| | | |
|---|---|---|
| AGGREGATE INDEBTEDNESS - Accounts payable and accrued expenses | $ | 18,090 |
| MINIMUM NET CAPITAL REQUIRED - Greater of 6-2/3% of aggregate indebtedness or $50,000 minimum | $ | 50,000 |
| STOCKHOLDERS' EQUITY | | 149,748 |
| NONALLOWABLE ASSETS | | 1,456 |
| NET CAPITAL BEFORE HAIRCUT ON INVESTMENT | | 148,292 |
| HAIRCUT ON INVESTMENT | | 1,716 |
| NET CAPITAL | $ | 146,576 |
| NET CAPITAL IN EXCESS OF REQUIREMENT | $ | 96,576 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 0.12 to 1 |

No material differences exist between the above net capital contribution and the corresponding computation included in the Company's unaudited Revised Form X-17-A-5 Part IIA filing as of December 31, 2011 filed on January 25, 2012. Accordingly, no reconciliation is necessary.

## LTC INVESTMENT SERVICES, INC.

### EXEMPTIVE PROVISION UNDER RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

FORTNER, BAYENS, LEVKULICH
■
& GARRISON, P.C.

Board of Directors
LTC Investment Services, Inc
Denver, Colorado

In planning and performing our audit of the financial statements of LTC Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more



**1099 18th Street • Suite 2900 • Denver, CO 80202-1929**
**303/296-6033 • FAX 303/296-8553**
**Certified Public Accountants • A Professional Corporation**

than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fortner, Bayens, Levkulich & Garrison, P.C.

Denver, Colorado
February 22, 2012